[Simpson Thacher & Bartlett LLP Letterhead]

September 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Todd K. Schiffman, Assistant Director

Re:	People’s United Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 13, 2010 (“Amendment No. 1”)
File No. 333-168766

Dear Mr. Schiffman:

On behalf of People’s United Financial, Inc. (“People’s United”), we hereby submit for your review Amendment No. 2 to the above-referenced Registration Statement of People’s United (“Amendment No. 2”), originally filed with the Commission on August 11, 2010, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1, as well as four unmarked copies of Amendment No. 2.

Set forth below are the responses of People’s United, and where applicable those of Smithtown Bancorp, Inc. (“Smithtown”), to the comments contained in the letter of the Staff of the Commission to People’s United, dated September 20, 2010. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted.

Securities and Exchange Commission	September 22, 2010
Attention: Todd K. Schiffman, Assistant Director

Form S-4/A filed September 13, 2010

General

1.	Please provide us with copies of the board books that were provided to the respective boards of directors.

Under separate submission, we are supplementally providing the Staff with a copy of the relevant materials provided to the People’s United board of directors at the board meeting in which the transaction was approved together with a request for confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83. We have been advised that counsel to Smithtown is simultaneously and supplementally providing the Staff with a copy of the materials provided to the Smithtown board of directors at the board meeting in which the transaction was approved pursuant to a similar confidential treatment request.

Opinion of Smithtown Bancorp’s Financial Advisor

General

2.	Please revise to disclose the information required by Item 1015(b)(2) and (3) of Regulation M-A. Refer to Item 4(c) of Form S-4.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 1, 35 and 201 of Amendment No. 2.

Comparable Company Analysis, page 40

3.	Please revise to disclose the criteria Sandler O’Neill considered in selecting the peer groups for the comparable company analysis.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 40, 41 and 42 of Amendment No. 2.

Sandler O’Neill’s Compensation and Other Relationships…, page 47

4.	Please tell us whether Sandler O’Neill has provided services to People’s United in the last two years. If so, please describe the types of services performed by Sandler O’Neill and the amount of compensation paid by People’s United for those services.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 49 of Amendment No. 2.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits 8.1 and 8.2

5.	Please have each company’s counsel revise their respective opinions to confirm that the discussion set forth in the prospectus is the opinion of counsel. It is not appropriate to merely state that it is the opinion of counsel that the discussion in the prospectus is accurate,

In response to the Staff’s comment, Exhibit 8.1 and Exhibit 8.2 have been revised.

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Securities and Exchange Commission	September 22, 2010
Attention: Todd K. Schiffman, Assistant Director

Please note that People’s United has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Elizabeth Cooper
Elizabeth Cooper

Matt McNair

Securities and Exchange Commission

Robert E. Trautmann, Esq.

People’s United Financial, Inc.

Patricia C. Delaney, Esq.

Smithtown Bancorp, Inc.

Mark J. Menting, Esq.

Sullivan & Cromwell LLP